UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          North Shore Capital III, Inc.
                          -----------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                      N/A
                         ------------------------------
                                 (CUSIP Number)

                             Leonard H. Bloom, P.A.
                                Broad and Cassel
                          201 South Biscayne Boulevard
                                   Suite 3000
                                 Miami, FL 33131
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 1, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO.                                                      Page 2 of 7 Pages
-------------------------------------                  -------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

         George Wight, Jr.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                    (b)  [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                              18,830,000
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                 0
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                    18,830,000
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                             0
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,830,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         41.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO.                                                      Page 3 of 7 Pages
-------------------------------------                  -------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

         Wight Family Investment Trust
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                    (b)  [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                              16,140,000
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                 0
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                    16,140,000
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                             0
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         16,140,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         35.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

         This statement on Schedule 13D relates to shares of common stock, no par value per share (the "Common Stock"), of North Shore Capital III, Inc., a Colorado corporation (the "Issuer"). The Issuer's principal executive office is located at 326 W. Dundee Road, Barrington Hills, IL 60010.

Item 2.  Identity and Background.
         -----------------------

         This statement is being filed by George Wight, Jr. and the Wight Family Investment Trust (collectively the "Reporting Persons"). The Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         (a)-(c) The information set forth in Appendix A is incorporated herein by reference.


         (d)-(e) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Reporting Persons have or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f)      The Reporting Persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The Reporting Persons used personal funds to purchase shares of common stock, par value $0.001 per share, of Vertical Jet, Inc. ("Vertical"). The shares of Vertical were exchanged for the Common Stock pursuant to an Agreement and Plan of Merger dated March 1, 2002 (the "Agreement and Plan of Merger") by and among the Issuer, a wholly owned subsidiary of the Issuer and Vertical.

Item 4.  Purpose of Transaction.
         ----------------------

         As of the date of the filing of this Schedule 13D, except as described below, the Reporting Persons do not have any plans or proposals which may relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) the sale or transfer of a material amount of assets of the Issuer;

         (c) any material change in the present capitalization or dividend policy of the Issuer;

         (d) changes in the Issuer's charter, bylaws or instruments corresponding thereto or any other actions which may impede the acquisition of control of the Issuer by any person;

         (e) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (f) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (g)      any action similar to those enumerated above.

         The Reporting Persons have plans to effectuate a reorganization pursuant to which the Issuer shall become a Florida corporation. In addition, in accordance with the terms of the Agreement and Plan of Merger, the Issuer's current director and executive officer has resigned effective 10 days after the filing of the notice required under Rule 14f-1. The Issuer's Board of Directors shall be increased to three directors and George Wight, Jr., Robert Chalnick and Alex Eugenides will be appointed to serve on the Board of Directors. This new Board of Directors will in turn appoint new executive officers. To date, the Issuer has not had business operations. The Reporting Persons intend to acquire through the Issuer, businesses involved in air ambulance, airplane charter and airplane maintenance operations. Such agreements may result in the issuance of additional shares of Common Stock. However, Issuer has not entered into any agreements as of the date hereof.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a)-(b) The information set forth in Appendix A is incorporated herein by reference.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

         None.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Exhibit No.       Description
         -----------       -----------

              2 Agreement and Plan of Merger dated March 1, 2002 by and among Issuer, North Shore Acquisition Sub, Inc. and Vertical Jet, Inc.

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April 11, 2002                         /s/ GEORGE WIGHT, JR.
                                       -----------------------------------------
                                       George Wight, Jr.


April 11, 2002                         Wight Family Investment Trust


                                       By: /s/ ALEX EUGENIDES
                                           -------------------------------------
                                           Alex Eugenides, Trustee

                                                    APPENDIX A
                                                    ----------

                                                                                                     Percentage of
            Name                                                                                        Common
          Employer                                       Sole                      Shared                Stock
                                                                                                     Beneficially
      Business Address           Occupation      Voting      Dispositive    Voting    Dispositive        Owned
------------------------------------------------------------------------------------------------------------------
George Wight, Jr.                 President    18,830,000     18,830,000       0           0                41.7%%
Vertical Jet, Inc.
326 W. Dundee Road
Barrington Hills, IL 60010
------------------------------------------------------------------------------------------------------------------
Wight Family Investment Trust        N/A       16,140,000     16,140,000       0           0                35.8%

------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------